SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

RECEIVED

2009 MAR 26 A 10:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ORIG: AA
cc: MO
KG
PS
ET

5 March 2009

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

09045680

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 4 March 2009 which we released to The Stock Exchange of Hong Kong Limited on 4 March 2009 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Dora Chow
Assistant Company Secretary

Encl.

c.c. JP Morgan
- Ms. Carine Kwan

3/26

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

DATE OF BOARD MEETING

The board of directors (the "Board") of Shangri-La Asia Limited (the "Company") announces that a meeting of the Board of the Company will be held at 22/F., CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong on Tuesday, 17 March 2009, whereat the Board will, amongst other matters, approve the release of the final results of the Company and its subsidiaries for the year ended 31 December 2008 and consider the recommendation for the payment of a final dividend, if applicable.

By Order of the Board
Shangri-La Asia Limited
Teo Ching Leun
Company Secretary

Hong Kong, 4 March 2009

As at the date of this announcement, the Board of the Company comprises Mr. Kuok Khoon Ean, Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Giovanni Angelini and Mr. Madhu Rama Chandra Rao as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Wong Kai Man, BBS, JP, Mr. Timothy David Dattels and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *For identification purpose only*

SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED
2009 MAR 26 A 10: 05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

24 March 2009

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 23 March 2009 which we released to The Stock Exchange of Hong Kong Limited on 23 March 2009 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Vannay Lau
Assistant Company Secretary

Encl

E;\sl\SA\Overseas Regulatory Announcement\SHMB\Ann_SHMB public float_Mar09\ltr. Doc.1

Exemption File No. 82-5006

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

OVERSEAS REGULATORY ANNOUNCEMENT

Shangri-La Hotels (Malaysia) Berhad ("SHMB"), a company listed on Bursa Malaysia Securities Berhad ("Bursa Malaysia") and a 52.78% owned subsidiary of Shangri-La Asia Limited, has on 23 March 2009 released to Bursa Malaysia an announcement (the "Announcement") in relation to the level of public shareholding spread of SHMB. The following is a reproduction of the Announcement for information purpose only.

As at the date of this announcement, the directors of Shangri-La Asia Limited are:

Executive Directors
Mr. Kuok Khoon Ean
Mr. Kuok Khoon Loong, Edward
Mr. Lui Man Shing
Mr. Giovanni Angelini
Mr. Madhu Rama Chandra Rao

Non-Executive Directors
Madam Kuok Oon Kwong
Mr. Ho Kian Guan
Mr. Roberto V. Ongpin
Mr. Ho Kian Hock *(alternate to Mr. Ho Kian Guan)*

Independent Non-Executive Directors
Mr. Alexander Reid Hamilton
Mr. Wong Kai Man, BBS, JP
Mr. Timothy David Dattels
Mr. Michael Wing-Nin Chiu

Hong Kong, 23 March 2009

* *for identification purpose only*

SHANGRI-LA HOTELS (MALAYSIA) BERHAD

Type	: Announcement
Subject	: APPLICATION FOR ACCEPTANCE OF 20.55% OF THE ISSUED AND PAID-UP CAPITAL OF 440 MILLION SHARES OF RM1.00 EACH AS COMPLIANCE WITH THE PUBLIC SHAREHOLDING SPREAD REQUIREMENT PURSUANT TO PARAGRAPH 8.15(1) OF THE LISTING REQUIREMENT
Contents	: We wish to announce that in connection with the Company's appeal vide its letter dated 13 March 2009, Bursa Malaysia Securities Berhad has in their letter of 20 March 2009 approved and accepted a lower public shareholding spread of 20.55% for SHMB as being in compliance with the public shareholding spread requirement. The Company has, however, been advised to use its best endeavours to increase its public shareholding spread to 25%.

Based on the latest available Record of Depositors as at 28 February 2009, 24.84% of the issued and paid-up capital of SHMB are in the hands of 7,177 public shareholders holding not less than 100 shares each, and that none of these shareholders hold 5% or more of the issued and paid-up capital of SHMB.